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               Section 240.14a-101  Schedule 14A.
          Information required in proxy  statement.
                 Schedule 14A Information
   Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934
                        (Amendment No.  )
Filed by the Registrant [ ]
Filed by a party other than the Registrant [X]
Check the appropriate box:
[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section
     240.14a-12

                    PENNZOIL COMPANY
 .................................................................
     (Name of Registrant as Specified In Its Charter)

                   GUY P. WYSER-PRATTE
 .................................................................
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):
[X]  No fee required
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
           and 0-11

     (1) Title of each class of securities to which transaction applies:

     ............................................................

     (2) Aggregate number of securities to which transaction applies:

     .......................................................

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     .......................................................

     (4) Proposed maximum aggregate value of transaction:

     .......................................................

     (5)  Total fee paid:

     .......................................................

[ ]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          (1) Amount Previously Paid:


          .......................................................

          (2) Form, Schedule or Registration Statement No.:

          .......................................................

          (3) Filing Party:

          .......................................................

          (4) Date Filed:

          .......................................................






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                             SOLICITATION OF PROXIES
                             IN CONNECTION WITH THE
                       1998 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                                PENNZOIL COMPANY

                              --------------------

                                 PROXY STATEMENT
                                       OF
                             MR. GUY P. WYSER-PRATTE
                            Wyser-Pratte & Co., Inc.
                                 63 Wall Street
                            New York, New York 10005
                                 (212) 495-5350

                              --------------------



        This Proxy Statement and the accompanying GOLD Annual Meeting proxy card are furnished in connection with the solicitation of proxies by Guy P. Wyser-Pratte ("Mr. Wyser-Pratte") of Wyser-Pratte & Co., Inc. ("WPC") to be used at the annual meeting of shareholders of Pennzoil Company, a Delaware
corporation ("Pennzoil" or the "Company"), to be held at          on          ,
at        local time, and any adjournments or postponements thereof (the "Annual
Meeting"). This Proxy Statement and the enclosed proxy card are first being sent
to shareholders on or about         , 1998. The solicitation is being made by
Mr. Wyser-Pratte on behalf of Mr. Wyser-Pratte and WPC.

                            SUMMARY AND INTRODUCTION

        Between June and November 1997 Union Pacific Resources Group Inc. ("UPR") attempted to acquire the Company for $84 per share in cash, plus contingent payments for Pennzoil's international assets. The Pennzoil stockholders showed their support for the UPR offer by tendering 62% of their shares to UPR in July. However, the Pennzoil board resolutely opposed the UPR offer, and succeeded in driving UPR away. When UPR dropped its offer, the Pennzoil stock immediately lost 10% of its market value ($365 million). The new $67.75 market price was approximately 20% less than UPR's $84 per share cash offer.

        Mr. Wyser-Pratte believes that the Pennzoil board's response to the UPR offer demonstrates a breakdown in the Company's corporate governance system. In his opinion, the board did not even try to give a persuasive justification for its opposition to the UPR Offer, despite the devastating impact that the board's policy had on the market price of the Pennzoil stock. The board said that the Company can achieve greater value






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for shareholders by pursuing its Strategic Plan, but the board has vigorously resisted disclosing the contents of the Strategic Plan, and in Mr. Wyser-Pratte's opinion, has prevented shareholders from making an informed judgment about whether the Strategic Plan offers a better alternative than selling at $84 per share.

        Given this history, Mr. Wyser-Pratte believes that the present Pennzoil board can not be relied upon to act in the best interests of shareholders when responding to acquisition proposals. Therefore, he is running for a seat on the board and is proposing the adoption of bylaws that would limit the board's ability to block acquisition proposals favored by a majority of the shareholders. Under Mr. Wyser-Pratte's bylaw proposals:

        The board would have to obtain shareholder approval to use the "Poison Pill" for more than ninety days to block a qualified premium offer to acquire the Company's shares (the "Shareholder Rights Bylaw"), and

        The board would have to act unanimously or obtain shareholder approval to take other Defensive Actions against a qualified offer (the "Shareholder Interests Protection Bylaw"). If Mr. Wyser-Pratte is elected to the board, and the Shareholder Interests Protection Bylaw is adopted, he would be able to block a board vote in favor of any Defensive Actions he opposed; and in such event, the board would not be able to take such Defensive Actions without shareholder approval.

        Mr. Wyser-Pratte is also proposing bylaws that would allow shareholders to call a special meeting, ease the requirements for shareholder nominations and proposals and opt out of Section 203 of the Delaware General Corporation Law. He is also asking shareholders to recommend to the board that the Company reimburse his expenses in connection with this proxy solicitation.

        Mr. Wyser-Pratte is a Pennzoil shareholder who has only one pecuniary interest in the Company: to maximize the value of his shares. Although he owns only 1% of the stock, he is financing the cost of this proxy contest because he believes that the Pennzoil board will not put shareholder interests first unless there is a change in the Company's corporate governance system.


                            REASONS FOR SOLICITATION

        On November 17, 1997, Union Pacific Resources Group Inc. ("UPR") terminated its all cash $84 per share tender offer to acquire Pennzoil. This action follows the continued rejection by Pennzoil's board of UPR's tender offer and its offers to negotiate a value maximizing transaction. The Pennzoil board unilaterally adopted this defensive policy despite the fact that nearly 62% of the Pennzoil shares were tendered in July into the initial UPR $84 per share tender offer for 50.1% in cash and the balance in stock. That offer was subsequently improved on October 6, 1997 to $84 per share cash for all shares (and was accompanied by a proposal to allow the Pennzoil shareholders to benefit



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directly from any increase in the value of Pennzoil's international exploration and production assets above $600 million).


        Mr. Wyser-Pratte believes that the termination of the UPR offer was a response to the Pennzoil board's uncompromising rejection of UPR's proposal to negotiate an acquisition of the Company. While UPR's public statements about the termination of the offer have also referred to events indicating a possible reduction in the value of Pennzoil's international assets, Mr. Wyser-Pratte believes that these developments would not have affected the UPR offer if the Pennzoil board had promptly accepted the offer or entered into negotiations with UPR.


         The termination of the UPR offer, resulting from the Pennzoil board's unilateral decision to block the offer, had an immediate and dramatic effect on the Pennzoil stock price, as well as on Pennzoil shareholders who wanted to accept the offer. The closing price of the Pennzoil stock on the New York Stock Exchange on November 10, 1997, the day before UPR announced that the offer might be terminated, was $75.50. On November 11, 1997, the day UPR announced that its offer might be terminated, the closing stock price was $67.75. Table 1 below shows clearly this damaging effect on the Pennzoil stock price:

                                     TABLE 1

               Value Lost due to the Termination of the UPR Offer


                                    Per Share         Total Market Value      % Value Lost
Pennzoil's Stock Price of $67.75
on 11/11 Relative to Closing
Price of $75.50 on 11/10:             $ (7.75)        $ (365.8) million          -10.26%

Pennzoil's Stock Price of $67.75
on 11/11 Relative to UPR's $84
Tender Offer:                        $ (16.25)        $ (873.2) million          -19.30%




        Mr. Wyser-Pratte believes that the board's response to the UPR offer demonstrated a breakdown in Pennzoil's corporate governance system. In Mr. Wyser-Pratte's opinion, the ultimate decision about accepting a premium offer to acquire a company should normally be made by the shareholders, who own the company and have the most to lose from a bad decision about the offer. If the directors believe a sale of control is not in the shareholders' best interests, Mr. Wyser-Pratte believes the board should attempt to persuade the shareholders to reject the offer, rather than forcing that decision upon them.


        In Mr. Wyser-Pratte's opinion, if the directors own a large amount of stock in the company, there is some basis for the shareholders to rely on the board to act in the




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shareholders' best interests. That safeguard is lacking, however, in a company like Pennzoil where the directors own an insignificant amount of stock (a total of 1.9% of the Common Stock, or approximately .75% of the Common Stock without taking into account such individuals' stock options, according to the Company's 1997 Proxy Statement). When the directors have such a small stake in the company, Mr. Wyser-Pratte believes the directors should exercise restraint in blocking an offer favored by a majority of the shareholders.

        In Mr. Wyser-Pratte's opinion, the Pennzoil board failed to live up to these standards in their response to the UPR offer. The Pennzoil shareholders demonstrated their support for a sale of the Company by tendering nearly 62% of their shares in July to UPR. While the shareholders were showing their support for the UPR Offer, however, the board was doing everything in its power to repel UPR. Mr. Wyser-Pratte believes that by repeatedly rejecting UPR's requests for negotiations, the Pennzoil board showed that it was not trying to improve UPR's offer, but was seeking to drive UPR away. He also believes that there is no evidence that Pennzoil tried to find a buyer who would offer more than UPR.

        In Mr. Wyser-Pratte's opinion, the Pennzoil board failed to give the Pennzoil shareholders an adequate explanation of why the board rejected the UPR offer and demonstrated a shocking lack of regard for the opinion of the Pennzoil shareholders. The board claimed to base its rejection of the UPR offer on its belief that the Pennzoil "Strategic Plan" (the "Plan") would create greater value for shareholders than UPR's $84 per share cash offer. Yet the board vigorously resisted disclosing the contents of that Plan to the Company's shareholders. According to press reports, the judge who heard a motion by UPR to compel disclosure of the Plan stated that "he had `tentatively concluded,' based on the parties' filings, that Pennzoil had violated the Williams Act and would have to make additional disclosures." As a result of the withdrawal of the UPR Offer, the litigation was terminated before the motion had been decided. See "BACKGROUND AND RECENT EVENTS--- LITIGATION; The Texas Litigation.

        Mr. Wyser-Pratte believes these actions show that the present board cannot be relied upon to advance the shareholders' interests in responding to a proposal to acquire Pennzoil, and that a change of policy at Pennzoil is required to repair the Company's corporate governance system. In his opinion, the Pennzoil shareholders should replace these directors and/or put in place mechanisms that prevent the board from summarily blocking a premium acquisition proposal that is favored by the majority of the Company's shareholders.

        Mr. Wyser-Pratte is, therefore, soliciting proxies to adopt a series of proposals to amend the Company's bylaws to limit the power of the board of directors to block acquisition proposals favored by a majority of the shareholders, and to increase the shareholders' ability to initiate shareholder action.



     These proposals would:



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        Adopt a "Shareholder Rights Bylaw" that sets a time limit on the board's use of the Company's "Poison Pill" against certain offers unless such continued use is approved by shareholders.

        Adopt a "Shareholder Interests Protection Bylaw" that would require a unanimous vote of all the directors for "Defensive Actions" by the board unless such Defensive Actions have been approved by shareholders. "Defensive Actions" would be defined to include (1) any action by the board with the purpose or effect, in whole or in part, of impeding a change in control of the Company, other than a decision to use the Poison Pill to block an offer or (2) the expenditure of any corporate funds on a proxy contest against a shareholder unless the Company agreed to reimburse the shareholder's costs if 10% of the Company's shares were voted in favor of any of the shareholder's proposals. If Mr. Wyser-Pratte is elected to the board, as proposed below, the board would require either Mr. Wyser-Pratte's support or shareholder ratification to take a Defensive Action.

        Allow the holders of 10% of the Company's shares to call a special meeting of shareholders. Mr. Wyser-Pratte's purpose in making this proposal is to enable shareholders to initiate shareholder action on such matters as amending the bylaws, removing directors for cause and introducing advisory resolutions.

        Allow shareholders to submit proposals and director nominations for the annual meeting between 60 and 120 days in advance of the anniversary of the prior annual meeting (rather than the present 90 to 120 days). A shareholder who has made such a proposal or nomination would be permitted to amend such proposal or add new proposals up to ten days before the meeting date and to substitute nominees at any time up to and including the meeting.

        Require the vote of a majority of the outstanding shares to change any of the foregoing bylaws.

        Elect not to be governed by Section 203 of the Delaware General Corporation Law, which limits the Company's ability to engage in business combinations with certain shareholders and their affiliates.

        Repeal any bylaws adopted by the board of directors after November 1, 1997.

        In addition, Mr. Wyser-Pratte is soliciting proxies to elect Mr. Wyser-Pratte to the board of directors and to adopt a resolution recommending that the Company reimburse Mr. Wyser-Pratte's expenses in connection with this proxy solicitation.



        PLEASE SUPPORT OUR EFFORTS TO REFORM THE COMPANY'S CORPORATE GOVERNANCE SYSTEM. YOU ARE URGED TO VOTE IN FAVOR



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OF THESE PROPOSALS BY PROMPTLY SIGNING, DATING AND MAILING THE GOLD PROXY CARD
IN THE POSTAGE-PAID ENVELOPE PROVIDED.


        ONLY YOUR LATEST-DATED PROXY WILL COUNT AT THE ANNUAL MEETING. THEREFORE, DO NOT SIGN ANY PROXY THAT MANAGEMENT MAY DELIVER TO YOU.


        If you have any questions concerning this Proxy Statement or need assistance in voting your Common Stock, feel free to call our proxy solicitor,
---------- (the "Proxy Solicitor") toll-free at          or Eric Longmire,
Senior Managing Director of WPC, at (212) 495-5357.

                 YOU HAVE A SAY IN THE FUTURE OF YOUR INVESTMENT

     EXERCISE THAT RIGHT AND VOTE FOR THE SHAREHOLDER RIGHTS BY-LAW PROPOSAL

PROPOSAL TO AMEND THE BY-LAWS TO SET A TIME LIMIT ON THE USE OF THE COMPANY'S "POISON PILL" AGAINST CERTAIN OFFERS UNLESS SUCH CONTINUED USE IS APPROVED BY
                      SHAREHOLDERS (ITEM 1 ON PROXY CARD)

        SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO AMEND THE BY-LAWS TO SET A TIME LIMIT ON THE USE OF THE COMPANY'S "POISON PILL" AGAINST CERTAIN OFFERS UNLESS SUCH CONTINUED USE IS APPROVED BY SHAREHOLDERS:

         "RESOLVED, that the Shareholders hereby amend the Company's By-laws by adding a new Article IX, which shall read as follows:


        `If an Offer is made to purchase all of the Common Stock, the Board of Directors shall at the request of any shareholder Withdraw the Poison Pill at the end of the ninetieth day after such Offer is first published or sent to security holders unless the decision of the Board of Directors not to Withdraw the Poison Pill at such time is approved by a vote of a majority of the votes which all shareholders are entitled to cast (i.e., by the vote of a majority of the outstanding shares entitled to vote) at a meeting of shareholders which is held on or before such ninetieth day, which meeting has a Conforming Record Date (as defined below); provided, however, that the Board of Directors shall not be required to Withdraw the Poison Pill at the end of such ninetieth day unless at such time such Offer has an expiration date which is at least ten business days thereafter. "Withdraw the Poison Pill" shall mean redeem the outstanding Rights under the Rights Agreement between the Company and Chemical Bank, as Rights Agent or take other action so that the existence of such Rights does not interfere with the consummation of such Offer. A "Conforming Record Date" shall mean a record date that is at least five business days after the date on which the Company files its statement of position with respect to such offer in accordance with Rule 14e-2 of the Securities Exchange Act of 1934, as amended. An "Offer" shall




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mean either (a) a Fully Financed offer to purchase all the Company's outstanding shares of Common Stock for cash by means of a tender offer at a price that is least 25% greater than the average closing price of such shares on the New York Stock Exchange during the twenty trading days prior to the date on which such offer is first publicly disclosed ("Prior Market Price") or (b) any offer to acquire all the Company's outstanding shares of Common Stock by means of a tender offer or exchange offer if the average closing price of such shares on the New York Stock Exchange during the five trading days following the date on which such offer is first publicly disclosed is at least 25% greater than the Prior Market Price. If there is another Offer outstanding at the time such offer is first publicly disclosed then the references to 25% in the preceding sentence shall be changed to 10% An offer is "Fully Financed" if the offer is not subject to a financing contingency and the offeror has a reasonable basis for believing that it has sufficient financing available to consummate the offer. This Bylaw shall apply to Offers that are outstanding when this Bylaw is adopted, but the ninety-day period provided for in this Bylaw shall not begin to run until this Bylaw is adopted.' "


        The Poison Pill is one of the Company's principal anti-takeover devices. The Poison Pill makes it economically infeasible to acquire control of the Company in a transaction which is opposed by the board--- even if all, let alone a majority, of the shareholders were to favor the acquisition. The Poison Pill has this effect because it dilutes the ownership of stock by any purchaser who acquires more than a threshold amount of the Company's stock without the board's approval (see "OPERATION OF THE POISON PILL " below).


        Mr. Wyser-Pratte approves of the limited use of the Poison Pill to delay completion of an offer for a reasonable period of time so that so that there is an opportunity for higher bids to emerge and for the board to communicate its views to shareholders. He believes, however, that the board should normally refrain from permanently blocking a premium offer for the Company's shares unless shareholders support such action after receiving a full explanation of the board's reasons for blocking the offer. Mr. Wyser-Pratte believes that shareholders are generally able to judge for themselves whether an offer is in their best interests, provided that they are given adequate information. Therefore, Mr. Wyser-Pratte is proposing that shareholders adopt an amendment (the "Shareholder Rights By-law") to the Pennzoil by-laws. The Shareholder Rights By-law would create a new policy at Pennzoil whereby a time limit would be set on the board's use of the Poison Pill against certain premium offers. Under the Shareholder Rights By-law, if an offer were made to acquire all the Common Stock at a 25% premium over the market price (reduced to 10% under some circumstances), the board of directors would be required to cease using the Poison Pill to block the offer after ninety days unless the shareholders had voted in favor of continuing to use the Poison Pill against such offer. The shareholder vote would give the board an opportunity to persuade shareholders that the continued use of the Poison Pill to block the offer was in the best interests of shareholders.




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        Mr. Wyser-Pratte believes that the Shareholder Rights Bylaw will give the ultimate decision about whether shareholders can sell their shares into a premium offer to those most directly affected by the decision - the owners of the Company. Under the Shareholder Rights Bylaw a board of directors that wants to continue using the Poison Pill to block a premium offer after ninety days would be required to conduct a shareholder referendum on the board's blocking policy. Although the board could block an unsolicited premium offer for ninety days, and during that time period try to convince shareholders to reject the offer, the shareholders would have the ultimate ability to exercise their property rights and business judgment to decide for themselves whether they want to sell their shares into the offer - and would be able to do so without being hindered by the board's use of the Poison Pill. Mr. Wyser-Pratte believes that the arguments for allowing stockholders to accept an offer for their shares, free from interference by the board, are particularly strong when a premium offer has been outstanding for ninety days or more. By then the board will have had an opportunity to persuade shareholders that it is in their best interests to retain their shares. The bidder will have been able to make the case for accepting its offer, and SEC filings by both bidder and target will have provided full disclosure of the most important issues relating to the offer.

        The Shareholder Rights By-law would only apply to an offer to acquire all of the Common Stock that met the following criteria: (i) it was a Fully Financed cash offer at a price that was at least 25% greater than the average closing price of such shares on the New York Stock Exchange during the twenty trading days prior to the date on which such offer was first publicly disclosed (such average closing price is hereinafter called the "Prior Market Price") or
(ii) the average closing price of such shares on the New York Stock Exchange during the five trading days following the date on which such offer to acquire all of the Common Stock was first publicly disclosed was at least 25% greater than the Prior Market Price. If at the time such offer was first publicly disclosed there was another Offer outstanding that met such criteria, then the references to 25% in the preceding sentence shall be changed to 10% (such 25% or 10% premium, as the case may be, is hereafter referred to as the "Trigger Premium"). Under the Shareholder Rights By-law, if the stockholders received such an offer, the Board would be required to withdraw the Poison Pill at the request of a shareholder unless the holders of a majority of the outstanding shares approved the continued use of the Poison Pill against the offer by a vote of stockholders within ninety days after the offer was made. "Withdraw the Poison Pill" means redeem the outstanding Rights under the Rights Agreement between the Company and Chemical Bank, as Rights Agent, or take other action so that the existence of such Rights does not interfere with the consummation of such offer. The bylaw defines an offer as "Fully Financed" if "the offer is not subject to a financing contingency and the offeror has a reasonable basis for believing that it has sufficient financing available to consummate the offer."


        The Shareholder Rights By-law would not affect the ability of the Board under Sections 251 and 271 of the Delaware General Corporation Law to approve or disapprove of a proposed merger or sale of all or substantially all of the assets of the Company. The By-law follows an approach to tender offer regulation that is followed in Canada, the



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United Kingdom and other European Countries in that it prevents the board from unilaterally electing to block a qualified offer for an indefinite period of time, but allows the board to protect shareholder interests by blocking offers that do not provide a control premium to all shareholders or delaying the consummation of a bid while the board seeks a better offer or tries to persuade stockholders to retain their shares. The idea of allowing shareholders to control the use of the Poison Pill after a period of time is not new. The Poison Pill described in Georgia Pacific Corp. v. Great Northern Nekoosa Corp., 727 F.Supp. 31 (D. Me. 1989) followed a similar approach. There the board was required, within 90 to 120 days after receiving an offer, to hold a shareholder referendum on whether to accept the offer and redeem the company's poison pill.


        OPERATION OF POISON PILL. Pennzoil's Poison Pill operates in the following fashion: Pursuant to the Poison Pill, each certificate for shares of Common Stock also represents the same number of rights ("Rights") to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $140 per Unit, subject to adjustment (the "Purchase Price"). The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Company's Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 28, 1999, unless earlier redeemed or exchanged by the Company as described below.

        As soon as practicable after the Distribution Date, certificates representing the Rights will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

        In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to



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receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

        In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events." The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board may determine. Immediately upon the effectiveness of the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

        At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

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





        Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.


THE FOREGOING IS A SUMMARY OF THE RELEVANT MATERIAL PROVISIONS OF THE POISON PILL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE THERETO. THE DESCRIPTION OF THE RIGHTS SET FORTH AS ITEM 1 OF THE COMPANY'S REGISTRATION STATEMENT ON FORM 8-A, DATED OCTOBER 31, 1994, IS ATTACHED HERETO AS EXHIBIT A.


        Under the Shareholder Rights By-law, the board can use the Poison Pill to block an offer temporarily. However, if the Company received an Offer that remained open for 90 days and no person became an Acquiring Person during such period, the Board would be required to either redeem the Rights or amend the Poison Pill so that it would no longer be an impediment to such an Offer, unless the holders of a majority of the outstanding shares voted to continue the use of the Poison Pill against such Offer. The Board would be required to take such action even if the Board believed in the exercise of its fiduciary duties that the Offer was not advantageous for the shareholders of Pennzoil. Mr. Wyser-Pratte believes that this result is in the best interest of shareholders because the shareholders, rather than the Board of Directors, should have the ultimate decision on whether to accept the Offer.

        IMPACT ON BOARD'S EXERCISE OF FIDUCIARY DUTIES. The Shareholder Rights Bylaw would enable the Company's shareholders, including Mr. Wyser-Pratte, who wished accept an Offer opposed by the Board to require the Board to stop using the Poison Pill to block the Offer by the vote of a majority of the outstanding shares. While the Shareholder Rights By-law could require the Board to terminate such use of the Poison Pill, whether or not the Offer was advantageous for the Company's shareholders, Mr. Wyser-Pratte believes that the shareholders' failure to approve continued use of the Poison Pill to block the Offer would be prima facie evidence that the Offer was advantageous for the Company's shareholders, and therefore, in his opinion, the adoption of the Shareholder Rights By-law is in the shareholders' best interests.


        The Shareholder Rights By-law only applies to offers of at least the Trigger Premium. The Trigger Premium is reduced from 25% to 10% if there is another outstanding Offer, because in such circumstances the market price of the stock is likely to reflect the expectation that the Company will be acquired at a premium. Although the average acquisition premium in Pennzoil's industry has been higher than the Trigger Premium, Mr. Wyser-Pratte believes that a premium of this size is large enough to be

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





worthy of consideration by stockholders. While there can be no assurance that the Company will ultimately get a price higher than the Trigger Premium, acquisition bids often attract competition that leads to subsequent offers at a price higher than the initial offer or the initial bidder may raise its price.


        Mr. Wyser-Pratte is aware of only one example of a mechanism like the Shareholder Rights Bylaw being adopted by a public corporation. This was the Great Northern Nekoosa poison pill, described in Georgia Pacific Corp. v. Great Northern Nekoosa Corp., supra. There, according to Wall Street Journal reports, Georgia Pacific made an initial offer of $58 per share for Great Northern Nekoosa and was ultimately successful in acquiring Great Northern Nekoosa at $65.75 per share. Except for the Great Northern Nekoosa acquisition, the generalization that target companies tend to receive subsequent offers higher than the initial acquisition proposal is based on companies that did not have in place a mechanism similar to the Shareholder Rights Bylaw. Mr. Wyser-Pratte believes, however, that the enactment of the Shareholder Rights Bylaw will not eliminate the competitive process that produces subsequent offers higher than the initial offer. Rather, in his opinion, the Shareholder Rights Bylaw will stimulate the auction process and encourage potential bidders to come forward with higher offers after an initial bid is made, because the board will not have the power to discourage potential bidders by blocking their offers indefinitely. Furthermore, he believes that the ninety-day waiting period built into the Shareholder Rights Bylaw will assure that potential bidder have an adequate period of time in which to evaluate the Company and formulate their offers.

        Based on his experience as an investor in target company securities, Mr. Wyser-Pratte believes that ninety days is normally sufficient time for a target company, seeking a higher offer, to complete the bidding process. For example, the Great Northern Nekoosa poison pill discussed above provided for a shareholder referendum-- 90 to 120 days after an offer was received--- on whether the offer should be accepted and the pill redeemed. However, circumstances could arise in which a board of directors seeking a higher offer was unable to complete the entire process of finding and closing an alternative transaction within the ninety-day period prescribed by the Shareholder Rights By-law. Similarly, if a board were trying to negotiate the terms of an acquisition with a prospective purchaser, the inability to resist a hostile tender offer by that purchaser beyond an initial ninety-day period could reduce the board's leverage to negotiate favorable terms for stockholders. Mr. Wyser-Pratte believes the ninety-day limit in the Shareholder Rights By-law need not prevent the Board from obtaining the best possible terms for stockholders in either of these situations, because the Board would be free to explain to shareholders why more time was needed and to seek stockholder approval to continue using the Poison Pill against an Offer. The adoption of the Shareholder Rights Bylaw would not force the acceptance of any offer. If shareholders did not believe that an offer reflected the Company's intrinsic values, they would be free to vote for the continued use of the Poison Pill against the Offer. However, given the time periods required to solicit proxies and possibly to call and hold a stockholders meeting, the Board would have to plan ahead to get such approval before the end of the ninety-day period; and if the Board failed to do so, it is possible that under the Shareholder Rights By-law the Board would lose the power to use the Poison Pill against an Offer that was not in the best interests of Shareholders.


        Mr. Wyser-Pratte believes that the provision for a shareholder vote assures that the By-law will not be used to facilitate coercive offers. The courts have defined a coercive offer as "an offer which has the effect of compelling shareholders to tender their shares out of fear of being treated less favorably in the second stage." Moore Corp. v. Wallace Computer Servs, Inc., 907 F.Supp. 1545, 1557 n.13 (D. Del. 1995) (interpreting Delaware law). If a majority of the Company's shareholders consider an offer coercive, the Board will be able to win shareholder approval to continue using the Poison Pill against the Offer for more than ninety days.

        LEGAL VALIDITY. Mr. Wyser-Pratte believes that the Shareholder Rights Bylaw is valid under Delaware law because Delaware law authorizes shareholders to adopt bylaws that relate to the powers of the shareholders and the board of directors. However, he recognizes that the Delaware courts have not considered the validity of the Shareholder Rights Bylaw or any similar by-law and, therefore, have not resolved the extent to which stockholder-adopted bylaws may limit the authority of the board of directors to oppose, or to adopt or employ defensive measures against, takeover bids favored by a majority of the shareholders. Accordingly, it is uncertain whether the Shareholder Rights Bylaw would survive a court challenge.


        However, there is support for the validity of the Shareholder Rights By-law in a recent Oklahoma Federal Court decision involving provisions of the Oklahoma Corporation Law that are substantially the same as the Delaware provisions applicable to the Company. International Brotherhood of Teamsters General Fund v. Fleming Companies, Inc., No. Civ-96-1650-A (W.D. Okla. Jan. 14,
1997). The Fleming court required a corporation to include in its proxy statement for its 1997 annual shareholders meeting a proposal to adopt a by-law requiring the board of directors to redeem the existing poison pill and to submit any successor poison pill to a shareholder vote. In reaching this decision the court found that the shareholders had the power to nullify or amend a poison pill adopted by the board. The court's decision has been appealed to the Tenth Circuit Court of Appeals, which has requested a ruling on the validity of the bylaw under Oklahoma law from the Oklahoma Supreme Court.

        Mr. Wyser-Pratte believes that Section 109 of the Delaware General Corporation Law authorizes the enactment of the Shareholder Rights By-law.
Section 109(a) gives stockholders the power to "adopt, amend or repeal By-laws."
Section 109(b) states: "The by-laws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." (emphasis added). The Shareholder Rights By-law relates to "the rights or powers of...stockholders, [or] directors" because after 90 days from the time a qualified offer is received, the By-law takes away the board's unilateral power to use the Poison Pill against the offer and requires shareholder approval of a decision by the board not to end such use.

        Section 109 does invalidate by-laws that are "inconsistent with law or with the certificate of incorporation . . . ." In a review of the Delaware
General Corporation Law, the Certificate of Incorporation and By-laws, Mr. Wyser-Pratte has not discovered any provisions that bar stockholders from adopting the Shareholder Rights By-law. He believes that Section 141(a) of the Delaware General Corporation Law does not bar the adoption of the Shareholder Rights By-law. That section states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." (emphasis added) Mr. Wyser-Pratte believes that the adoption of the Shareholder Rights By-law is not inconsistent with Section 141(a) for several reasons. First, Mr. Wyser-Pratte believes that the enactment of the Shareholder Rights By-law does not involve management of the "business and affairs of the corporation" within the meaning of Section 141(a), but rather the creation of a framework or parameters within which such management takes place. Second, to the extent that Section 141(a) is read as granting the board of directors authority over the business and affairs of the corporation, that grant is not by its terms exclusive and is qualified by the phrase "except as may be otherwise provided in this chapter or in its certificate of incorporation." Therefore, Mr. Wyser-Pratte believes, Section 141(a) leaves room for the grant of authority in Section 109 for stockholders to adopt by-laws which relate to the rights and powers of stockholders and directors and, in particular, permits the adoption of bylaws like the Shareholder Rights By-law that require shareholder approval of important corporate governance decisions by the board, such as the decision to continue using the Poison Pill to block an offer for the Company's shares. Finally, Mr. Wyser-Pratte believes that any reading of Section 141(a) that invalidated the Shareholder Rights By-law would make meaningless Section 109's broad grant of authority for stockholders to adopt by-laws relating to the rights and powers of stockholders and directors.

        While no case other than Fleming has considered the validity of bylaws similar to the Shareholder Rights Bylaw, there are cases that have upheld bylaws allocating corporate governance powers to the shareholders, against claims that these bylaws illegally invade the board's power to manage the business and affairs of the corporation. Such cases include Securities and Exchange Commission v. Transamerica Corp., 163 F. 2d 511 (3rd Cir. 1947), cert. denied, 332 U.S. 847 (1948) (upholding bylaw allowing the shareholders of a Delaware corporation to select the company's independent auditors) and Ripley v. Storer, N.Y. Sup. Ct., 139 N.Y.S. 2d 786, aff'd N.Y. App. Div., 142 N.Y.S. 2d 269 (1955)
(involving a New York corporation which adopted a bylaw requiring shareholder approval of contracts entered into by the board of directors).

        More generally, the Delaware Supreme Court has strongly endorsed the power of shareholders to adopt corporate bylaws. The Delaware Supreme Court has stated: "The power [of stockholders] to make and amend the bylaws of a corporation has been recognized as an inherent feature of the corporate structure. The bylaws of a corporation are presumed to be valid, and the courts will construe the bylaws in a manner consistent with the law rather than strike down the bylaws." Frantz Manufacturing Co. v. EAC Industries, Del. Supr., 501 A.2d 401, 407 (1985) (citations ommitted). Other courts have recognized that shareholders, as the owners of a corporation, have the ultimate power over corporate governance. An example is the opinion of the United States Supreme Court in Rogers v. Hill, 289 U.S. 582, 589 (1933), which quoted the statement in a New Jersey state court opinion that "It would be preposterous to leave the real owners of the corporate property at the mercy of their agents, and the law has not done so."


        Courts interpreting Delaware law have also recognized that the use of the Poison Pill against an offer is a defensive action by the board. Moran v. Household Int'l, Inc., 500 A.2d 1346, 1354 (Del. 1985) (board faced with tender offer and request to redeem rights plan will be held to same fiduciary duties under Unocal as would apply to any decision to adopt defensive mechanism); Moore Corp. v. Wallace Computer Servs, Inc., 907 F.Supp. 1545, 1556 (D. Del. 1995) ("With respect to the failure to redeem the poison pill, the Court finds this to be a defensive measure.").

        Mr. Wyser-Pratte also believes that there is no inconsistency between the Shareholder Rights By-law and Section 157 of the Delaware General Corporation Law. While Section 157 states that rights or options to purchase a company's stock shall be subject to agreements approved by the board of directors, Section 157 does not require that the board of directors shall exclusively control the exercise of the company's rights under such agreements, and Mr. Wyser-Pratte believes that any agreement that purports to bar a company from allowing shareholders to participate in the control of such rights is an illegal infiringement on the power of shareholders to enact bylaws. The opinion in the Fleming case, cited above, rejected the company's argument that an Oklahoma provision identical to Section 157 prevented shareholders from requiring redemption of the company's Poison Pill. Section 157 differs from the Georgia statutory provision that was at issue in Invacare Corp. v. Healthdyne Technologies, Inc., 968 F.Supp. 1578 (N.D. Ga. 1997). There a federal district court, interpreting the Georgia statute dealing with rights or options to purchase a company's stock, held that the statute barred shareholders from requiring the redemption of the Poison Pill. However, the Georgia statute, unlike Delaware Section 157, states that the board shall have "sole discretion" over the terms of rights to acquire the company's stock, language which, the Invacare court determined, was enacted to give the board of a Georgia corporation sole discretionary control over the terms and conditions of a Poison Pill. Section 157 has no such language or statutory history and therefore, Mr. Wyser-Pratte believes, the Invacare case does not apply to the Shareholder Rights By-law.

        Mr. Wyser-Pratte also believes that the Shareholder Rights By-law does not conflict with Delaware case law dealing with the fiduciary duties of boards of directors. In certain cases, courts interpreting Delaware law have, on the basis of particular facts presented, upheld reasonable defensive measures adopted by directors who, in good faith and upon reasonable investigation, believed that a hostile offer posed a danger to corporate policy and effectiveness, even though a majority of the stockholders may have tendered their shares. Mr. Wyser-Pratte believes, however, that those cases do not support invalidating the Shareholder Rights By-law because those cases only dealt with whether the board had properly exercised its powers, and not with whether those powers can be circumscribed by bylaws previously adopted by the shareholders pursuant to Section 109. In none of those cases was the board's discretion limited by a by-law previously adopted by stockholders pursuant to the grant of authority in Section 109. Mr. Wyser-Pratte believes it is inherent in the Delaware scheme of corporate law that while the board is entitled to exercise its judgment in responding to a tender offer or other takeover bid, the board must exercise its judgment within the framework of statutes (including Section 109), charter provisions and by-laws, such as the Shareholder Rights By-law, which in certain instances limit the actions that directors may take even when the directors believe that their chosen course of action is in the best interests of stockholders. Mr. Wyser-Pratte further believes that the Shareholder Rights By-law is supported by Delaware case law recognizing that at some point in time the failure to redeem a poison pill can constitute a fiduciary breach (See Moore, 907 F.Supp. at 1556), and by Delaware case law recognizing that directors' exercise of their fiduciary duties is limited by the voting rights of shareholders (See Blasius Industries, Inc. v. Atlas Corporation, Del. Ch., 564 A.2d 651 (1988) and Stahl v. Apple Bancorp, Del. Ch., 579 A.2d 1115, 1124 (1990)).

IN ORDER TO GIVE SHAREHOLDERS A GREATER VOICE IN THE GOVERNANCE OF THE COMPANY, MR. WYSER-PRATTE RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AMEND THE BY-LAWS TO SET A TIME LIMIT ON THE USE OF THE COMPANY'S POISON PILL AGAINST CERTAIN OFFERS.



        PROPOSAL TO ADOPT A "SHAREHOLDER INTERESTS PROTECTION BYLAW" THAT WOULD REQUIRE A UNANIMOUS VOTE OF THE DIRECTORS TO APPROVE "DEFENSIVE ACTIONS" BY THE BOARD UNLESS SUCH ACTIONS HAVE BEEN APPROVED BY A SHAREHOLDER VOTE
                             (ITEM 2 ON PROXY CARD)

SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO ADOPT A "SHAREHOLDER INTERESTS PROTECTION BYLAW" THAT WOULD REQUIRE A UNANIMOUS VOTE OF THE DIRECTORS TO APPROVE "DEFENSIVE ACTIONS" BY THE BOARD UNLESS SUCH ACTIONS HAVE BEEN APPROVED BY SHAREHOLDERS:


     "RESOLVED, that the Shareholders hereby amend the Company's Bylaws by adding a new Article X, which shall read as follows:

        `Notwithstanding any provision to the contrary contained in these Bylaws, the unanimous vote of all the directors then in office shall be required to approve any Defensive Action by the board of directors, provided, however, that any such Defensive

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




Action may be authorized by the vote of a majority of the directors present at a meeting at which a quorum is present if such authorization is ratified by a vote of a majority of the votes which all shareholders are entitled to cast (i.e., by the vote of a majority of the outstanding shares entitled to vote). `Defensive Action' shall mean any action by the board with the purpose or effect, in whole or in part, of impeding a change in control of the Company or increasing the board's power to impede such a change in control in the future, including without limitation (1) the extension of the expiration date of the Company's Shareholder Rights Plan past October 28, 1999 or the addition of a "Dead Hand" provision to such Plan, or (2) the expenditure of any corporate funds on a proxy contest against a shareholder of the Company (including litigation in connection with such proxy contest), unless the Company agrees to reimburse all such costs incurred by such shareholder if 10% of the Company's shares are voted in favor of any of such shareholder's proposals; provided, however, that (a) subject to clauses (1) and
(2) of this sentence, if an offer is made to acquire the Company or all of the Company's shares, and the Board determines (by a vote of a majority of the directors present at a meeting at which a majority of the directors are present) that such offer will maximize the company's value at a sale for the stockholders' benefit, no action taken by the Board to facilitate such offer shall be a Defensive Action within the meaning of this Article X and (b)the term "Defensive Action" shall not include a decision by the board not to redeem the outstanding Rights under the Rights Agreement between the Company and Chemical Bank, as Rights Agent or to take other action so that the existence of such Rights does not interfere with the acquisition of the Company's shares or an offer to acquire such shares. A "Dead Hand" provision shall mean any provision of the Rights agreement between the Company and Chemical Bank, as Rights Agent, or any related document (the "Poison Pill") that limits in any way the voting power of directors elected after a certain date or event on matters relating to the Poison Pill, compared to either the voting power of directors elected prior to such date or event or the voting power of directors elected on the recommendation of directors elected prior to a specified date or event.'"


        The Poison Pill is not the only device by which the board can interfere with a takeover bid opposed by the board of directors. For example, the board can dilute the bidder's voting power by issuing voting shares to a person opposed to the takeover bid. Wyser-Pratte believes it is important to limit the use of these other anti-takeover devices.

        Therefore, Wyser-Pratte is proposing the adoption of a bylaw (the "Shareholder Interests Protection Bylaw") that would require a unanimous board vote to approve any Defensive Action by the board, unless such action was approved by a shareholder vote. If this bylaw is adopted and Wyser-Pratte is elected to the board, Wyser-Pratte's vote would be required to approve any Defensive Action by the board.



        The proposed bylaw defines "Defensive Action" to include any action with the purpose or effect, in whole or in part, of impeding a change in control of the Company or increasing the board's power to impede such a change in control in the future. Mr. Wyser-Pratte believes it is desirable to include a general definition of Defensive Action in the

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





bylaw, so that the bylaw covers any new devices that are created to block takeover bids in the future. He also believes that such a general definition can be applied by the courts, since the Delaware courts already apply a similar test in determining whether a board is engaged in anti-takeover defenses that give rise to "enhanced" duties under Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985). With limited exceptions, the definition of
Defensive Action specifically excludes any action taken by the board to facilitate an offer that a majority of the board determines will maximize the Company's value in a sale for the benefit of stockholders. Therefore, if after receiving an acquisition proposal, the Company receives a higher offer from a "white knight," the board would not have to act by a unanimous vote to block the original acquisition proposal and facilitate the offer from the white knight.

        The use of the Poison Pill to block an acquisition has been specifically excluded from the definition of "Defensive Action," because the use of the Poison Pill is already covered by the Shareholder Rights Bylaw. However, the Shareholder Interests Protection Bylaw does deal with certain matters relating to the Poison Pill. The Bylaw will require a unanimous board vote (or shareholder approval) to extend the Pill past its present October 28, 1999 expiration date or to amend the Pill to include a Dead Hand clause. A "Dead Hand" clause typically prevents a newly elected board from voting to redeem the Pill by only allowing such action to be taken by "Continuing Directors" (i.e., directors who were in office before a change in control, or their designees). Mr. Wyser-Pratte believes that it would be a breach of the directors' fiduciary duties to add a Dead Hand clause to the Company's Poison Pill. When the Delaware Supreme Court upheld the adoption of a Poison Pill in Moran, its decision was premised in part on the assumption that the Poison Pill would not prevent a bidder from replacing the existing board through a successful proxy contest and then redeeming the Poison Pill. A Dead Hand clause would prevent a bidder from redeeming the Poison Pill by this means. Nevertheless, Mr. Wyser-Pratte has included a specific reference to the Dead Hand Clause in the Shareholder Interests Protection Bylaw, to reduce the risk that the board would adopt such a provision and that it would be upheld.

        While there are no Delaware cases considering the validity of a Shareholder Interests Protection Bylaw, Mr. Wyser-Pratte believes this bylaw is legally valid.

        The essential feature of the Shareholder Interests Protection Bylaw is a requirement for the Board to act unanimously to authorize Defensive Actions. The Bylaw also permits the Board to authorize Defensive Actions by a lesser vote if the shareholders ratify the board's action; but the board does not need shareholder approval as long as the board acts unanimously.

        A unanimous vote requirement for action by the board is authorized by
Section 141(b) of the Delaware General Corporation Law which states in relevant part: "The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the certificate of incorporation or the bylaws shall require a vote of a greater number." (emphasis added). In Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) (citations omitted) the Delaware Supreme Court ruled that a majority shareholder may adopt a bylaw requiring a unanimous vote for action by the board in order "to limit the Frantz board's anti-takeover maneuvering after EAC had gained control of the corporation."

        The Shareholder Interests Protection Bylaw would enable individual directors (including Mr. Wyser-Pratte if he is elected to the board) to block a Defensive Action approved by a majority of the board unless such actions were ratified by a shareholder vote. While the Shareholder Interests Protection Bylaw would have this effect, whether or not such Defensive Action was in the best interests of shareholders, Mr. Wyser-Pratte believes that the failure of such Defensive Action to obtain approval by a unanimous board vote or majority shareholder vote would be evidence that the Defensive Action was not advantageous for shareholders and, therefore, he believes the adoption of the Shareholder Interests Protection Bylaw is in the shareholders' best interests.

        The definition of Defensive Actions also includes the expenditure of Company funds on a proxy contest against a shareholder (including expenditures on litigation) unless the board agrees to reimburse the shareholder's expenses if at least 10% of the Company's shares are voted in favor of any of the shareholder's proposals. Mr. Wyser-Pratte included this provision in the definition of Defensive Action to help create a level playing field in future proxy contests. Today management is able to utilize Company funds in a proxy contest with shareholders, while the shareholders (who may be seeking to vindicate the interests of all shareholders) must fund their own expenses. Typically, the shareholder's expenses do not get reimbursed by a company unless a court orders these expenses to be reimbursed or there is a change in control of the company and the new board votes to reimburse the expenses. The provision for reimbursement of proxy statement expenses would apply to any shareholder proposal on any subject.


PROPOSAL TO AMEND THE BYLAWS TO ALLOW THE HOLDERS OF 10% OF THE SHARES TO CALL A SPECIAL MEETING OF SHAREHOLDERS
                             (ITEM 3 ON PROXY CARD)

        "RESOLVED, that in accordance with Article VIII of the Bylaws of the Company, the Shareholders of the Company hereby amend Article I, Section 2 of the Bylaws so that it reads in its entirety as follows:


        "Special meetings of the shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the Executive Committee, the Chairman of the Executive Committee or the President. Upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary of the Corporation to fix the date of the meeting to be held not less than ten nor more than sixty days after the receipt of the request and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

        Notwithstanding anything to the contrary contained in these By-laws, a special meeting of the shareholders may also be called at any time by shareholders entitled to cast 10% of the votes which all shareholders are entitled to cast (i.e., by 10% of the shares entitled to vote). The shareholders calling such a meeting may also fix the date, time and place of the meeting, which may be held within or without the State of Delaware. If such shareholders have fixed any such items, such shareholders shall have all the power to change the date, time and/or place of such meeting or to adjourn such meeting that the board of directors or any officer of the Corporation would have in respect of a special meeting called by the board of directors; and agent designations executed by shareholders in connection with calling such meeting may delegate such power to the agents designated to call such meeting. Such shareholders shall call such special meeting and, if they have elected to do so, shall fix the date, time and/or place of the meeting by means of a written notice to the Secretary of the Company." (Additions to the Bylaw have been italicized.)


PROPOSAL TO INCREASE THE ABILITY OF SHAREHOLDERS TO MAKE PROPOSALS AND TO NOMINATE DIRECTORS AT SHAREHOLDER MEETINGS
                             (ITEM 4 ON PROXY CARD)

        "RESOLVED, that the Shareholders of the Company hereby amend Article I, Sections 9 and 10 of the By-laws so that they read in their entirety as follows:

        SECTION 9. Subject to such rights of the holders of Preferred Stock or Preference Common Stock or any series thereof as shall be prescribed in the Certificate of Incorporation or in the resolutions of the Board of Directors providing for the issuance of any such series, only persons who are nominated in accordance with the procedures set forth in this Section 9 shall be eligible for election as, and to serve as, directors. Nominations of persons for election to the Board of Directors may be made at a meeting of shareholders at which directors are to be elected (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 9 and on the record date for the determination of shareholders entitled to vote at such annual meeting and (ii) who complies with the requirements of this Section 9. In addition to any other applicable requirements, nominations, other than those made by or at the direction of the Board of Directors (or any duly authorized committee thereof) shall be preceded by timely notice thereof in proper written form to the Secretary of the Corporation.

        To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 60 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a

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




date that is not within 30 days before or after such anniversary date, notice by the shareholder, in order to be timely, must be so received not later than the close of business on the 30th day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a shareholder's notice as described above.

        To be in proper written form, a shareholder's notice to the Secretary must set forth (a) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such person and (iv) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to
Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the shareholder giving the notice (i) the name and record address of such shareholder, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such shareholder,
(iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (iv) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.

        No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this
Section 9. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded, subject to the power of a majority of the shares present at such meeting in person or by proxy to overrule the Chairman's ruling.

        Notwithstanding anything in the second paragraph of this Section 9 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public disclosure by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 90 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by the by-law shall also be considered timely, but

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




only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal offices of the Corporation not later than the close of business on the 30th day following the day on which such public disclosure is first made by the Corporation.

        For purposes of this Section 9 and Section 10 of these by-laws, "public disclosure" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, PR Newswire, Bloomberg or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

               Notwithstanding anything to the contrary contained in these By-laws, if any shareholder has properly given notice, pursuant to this Section 9, of his intention to nominate a director pursuant to this Article, such shareholder may substitute another nominee at any time up to and including the time of the meeting if the candidacy of the former nominee is withdrawn for any reason. (Additions to the Bylaws have been italicized.)

        SECTION 10. No business may be transacted at an annual meeting of shareholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 10 and on the record date for the determination of shareholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 10. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

        To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder, in order to be timely, must be so received not later than the close of business on the 30th day following the day on which such notice of the date of the annual meeting was mailed or public disclosure (as defined in Section 9) of the date of the annual meeting was made, whichever first occurs. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a shareholder's notice as described above.

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





        To be in proper written form, a shareholder's notice to the Secretary must set forth as to each matter such shareholder proposed to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such shareholder, (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business and (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

        No business shall be conducted at the annual meeting of shareholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 10; provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 10 shall be deemed to preclude discussion by any shareholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted, subject to the power of a majority of the shares present at such meeting in person or by proxy to overrule the Chairman's ruling.

        At a special meeting of shareholders, only such business shall be conducted as shall have been set forth in the notice relating to the meeting. At any meeting, matters incident to the conduct of this meeting may be voted upon or otherwise disposed of as the presiding officer of the meeting (or the holders of a majority of the shares present at such meeting in person or by proxy) shall determine to be appropriate.


        Notwithstanding anything to the contrary contained in these By-laws, if a shareholder has properly given notice, pursuant to this Section 10, of business to be brought before an annual shareholders meeting in accordance with this Article, such shareholder may alter, amend, add to or revoke any such notice or give notice of any additional business to be transacted at such meeting at any time up to ten days prior to the date of such meeting." (Additions to the Bylaws have been italicized.)

        The ability of the board to finance a proxy contest with Company funds is not the only respect in which Mr. Wyser-Pratte believes there is a lack of a level playing field in proxy contests between the board and shareholders. Under the existing bylaws, only the board and management can call a special meeting of shareholders. At an annual meeting, shareholders must comply with a strict timetable for making proposals and nominations, and have no explicit right to change these items, while the board is free to add items and names to the agenda, subject to compliance with the proxy rules and fiduciary duties. If the board makes such changes after the shareholder notification period has ended, shareholders may not be able to respond by changing their proposals or making new

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





proposals. In interpreting other advance notification bylaws involving nominations to the board, the Delaware courts have ruled that when there is a material change in circumstances after the period for shareholder nominations ends, corporations may be required to make an exception to such advance notification requirements to give shareholders a fair opportunity to nominate directors. Hubbard v. Hollywood Park Realty Enterprises, 1991 WL 3151 (Del. Ch. Jan. 14, 1991). However, the Hollywood Park case applies an equitable principle; it does not define the circumstances in which the courts will require companies to relax the application of their shareholder notification bylaws. Mr. Wyser-Pratte is proposing to amend the bylaws dealing with the call of a special meeting and shareholder proposals and nominations to eliminate or reduce some of the board's tactical advantages in a proxy contest with shareholders as a result of these provisions.

        Mr. Wyser-Pratte's purpose in proposing a bylaw that would allow shareholders to call a special meeting is to enable shareholders to initiate action on such matters as amending the bylaws, removing directors for cause and introducing advisory resolutions. This bylaw would enable shareholders, including Mr. Wyser-Pratte, by a vote of 10% of the outstanding shares to call a special meeting of shareholders when the board of directors and officers were not willing to call such a meeting. His purpose in changing the window period for shareholder proposals and nominations at the annual meeting is to give shareholders greater flexibility in making such proposals and nominations. These changes would enable shareholders, including Mr. Wyser-Pratte, to make proposals and nominations under circumstances in which the existing bylaws would bar such proposals and nominations.

        As a general matter, Mr. Wyser-Pratte believes it is preferable for the holders of a majority of the shares to be able to remove the board at any time, with or without cause, and that the terms of all the directors should expire at each annual meeting. This is not the system that prevails at the Company, however, because the Company's certificate of incorporation provides for a classified or "staggered" board of directors. As a result, under Delaware law and the Company's certificate of incorporation, shareholders may only remove the directors for cause by a vote of a majority of the outstanding shares. The certificate also purports to give the remaining directors, if any, the power to fill any vacancies arising from the removal of directors although, as discussed below, Delaware law gives shareholders the right to fill vacancies in some circumstances. The staggered board also results in only [four] of the [twelve] directors coming up for reelection in any year.

        Mr. Wyser-Pratte believes that the staggered board can be a powerful weapon against an acquisition proposal that is favored by shareholders and opposed by the board. In the absence of a staggered board, the holders of a majority of the shares would be free to remove a board that was interfering with an acquisition proposal that they favored, and a bidder that acquired a majority of the Company's shares would be able to take control of the board either immediately or at the next annual meeting Under a staggered board regime, neither of these actions is possible unless the directors can be removed for cause. If a bidder acquires more than 90% of each class of stock, the bidder can acquire the

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





balance of the shares through a short-form merger without board action. However, a bidder who purchases a majority of the Company's shares, but fails to acquire 90% of each class, may have to live with a hostile board of directors for several years, without the ability to acquire the remainder of the Company's shares. Since the staggered board is imposed by the certificate of incorporation, which cannot be amended without board approval, the holders of a majority of the voting shares lack the power to repeal the staggered board.

        Mr. Wyser-Pratte believes that these aspects of the staggered board, along with the Company's Poison Pill and its subjection to Section 203 of the Delaware General Corporation Law (discussed below), discourage prospective bidders from making acquisition proposals that would be in the best interests of shareholders.

        While Mr. Wyser-Pratte believes that the staggered board will always be an impediment to maximizing shareholder value, he believes that its effects can be ameliorated in appropriate circumstances by exercising the shareholders' right to remove directors for cause.

        Procedurally, a shareholder seeking to remove a director for cause must make specific charges against the director and give the director adequate notice of such charges and an opportunity to present the director's case to the stockholders before they vote. The leading Delaware authority on the removal of directors for cause, Campbell v. Loew's, Inc., 134 A. 2d 852, 859 (Del. Ch.
1957), indicates that "if the charges are legally sufficient on their face," shareholders would be entitled to proceed with a proposal to remove the directors, with any judicial review occurring after the shareholders meeting. The Campbell court also stated that "[m]atters for stockholder consideration need not be conducted with the same formality as judicial proceedings." Id. at 860.

        The standard of cause for removal mentioned most frequently in the cases in Delaware and other jurisdictions is conduct that is harmful or burdensome to the corporation. The cases do not state that such conduct must also be a breach of the directors' fiduciary duties, although some Delaware commentators have concluded that this requirement exists.

        Mr. Wyser-Pratte believes that if the removal proceeding arose out of the board's response to a takeover bid, the courts would consider the effect of the directors' action on the shareholders, since the board is obligated to act in the best interests of the corporation and its shareholders in responding to a takeover bid.


        Cases from other jurisdictions indicate that the shareholders are entitled to weigh the evidence presented in a removal proceeding, and that if the shareholders decide to remove the directors, a court will overturn that decision only if there was no evidence to support the shareholders' action. By contrast, a shareholder bringing a derivative or class action against the directors in connection with the board's response to a takeover bid has the burden of establishing that the directors violated their fiduciary duties.

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





        Mr. Wyser-Pratte believes that if the board rejects an acquisition that is in the best interests of shareholders, removal of the board may be the shareholders' most appropriate remedy if there is adequate cause for removal. However, under the existing by-laws the shareholders could only take this action at an annual meeting, and even then only if the action were proposed 90 to 120 days in advance of the meeting. Mr. Wyser-Pratte believes that this timetable may make removal for cause an ineffective remedy, since a prospective purchaser may have abandoned its effort to acquire the Company (as UPR did) by the time of the annual meeting. Therefore, Mr. Wyser-Pratte believes shareholders should be able to call a special meeting to consider removal of the board promptly after the board rejects an offer that is in the shareholders' best interests.

        The Company's certificate of incorporation gives the board the power to fill vacancies arising from the removal of directors. However, under Section 223(c) of the Delaware General Corporation Law, the court may order a shareholder vote to fill vacancies if shareholders remove a majority of the directors.


        PROPOSAL TO AMEND THE BY-LAWS TO PREVENT THE BOARD FROM CHANGING ANY OF THE BYLAWS ADOPTED BY THE SHAREHOLDERS AT THIS ANNUAL MEETING
                             (ITEM 5 ON PROXY CARD)

        SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO AMEND THE BY-LAWS TO PREVENT THE BOARD FROM CHANGING ANY OF THE BY-LAWS ADOPTED BY THE SHAREHOLDERS AT THIS ANNUAL MEETING:

        "RESOLVED, that in accordance with Article VIII of the By-laws of the Company, the shareholders of the Company hereby amend the By-laws by deleting
Article VIII of the By-laws in its entirety and replacing therewith the following:

        "These By-laws may be altered, amended, added to or repealed by the shareholders at any annual or special meeting, by the vote of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast (i.e., by the vote of a majority of the outstanding shares entitled to vote), and, except as may be otherwise required by law, the power to alter, amend, add to or repeal these By-laws is also vested in the Board of Directors (subject always to the power of the shareholders to change such action); provided, however, that notice of the general nature of any such action proposed to be taken at a Board of Directors meeting shall be included in the notice of the meeting of the Board of Directors at which such action is taken; and provided further that the Board of Directors shall have no power to alter, amend, add to or repeal Section 2, 9 or 10 of Article I, this Article VIII or Articles IX or X of these By-laws."

        The purpose of this proposal is to prevent the board of directors from repealing or otherwise changing any bylaws adopted by the shareholders at this Annual Meeting.

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





Article Fifth of the Certificate of Incorporation authorizes the board of directors, "[e]xcept as may be otherwise provided in the By-laws, to make, alter, amend and repeal the By-laws of the corporation, subject always to the power of the stockholders to change such action." (emphasis added.) This proposal would add a provision to the By-laws denying the board of directors the power to amend the by-laws to be adopted by shareholders at the annual meeting. If this proposal is adopted by shareholders, the board would be barred from eliminating the benefits that shareholders, including Mr. Wyser-Pratte, and individual directors (including Mr. Wyser-Pratte if he is elected to the board) will derive from the adoption of these bylaws.

        PROPOSAL TO AMEND THE BYLAWS TO ELECT NOT TO BE GOVERNED BY THE BUSINESS COMBINATION STATUTE
                             (ITEM 6 ON PROXY CARD)


        SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO AMEND THE BY-LAWS TO ELECT NOT TO BE GOVERNED BY THE BUSINESS COMBINATION STATUTE:


        "RESOLVED, that pursuant to Section 203(b)(3) of the Delaware General Corporation Law, the Shareholders hereby amend the Company's By-laws by adding a new Article XI which shall read as follows:


        `The corporation shall not be governed by Section 203 of the Delaware General Corporation Law.' "


        Mr. Wyser-Pratte is proposing that stockholders adopt an amendment to the By-laws electing not to be governed by Section 203 of the Delaware General Corporation Law (the "Business Combination Statute").

        The Business Combination Statute provides, in effect, that if any person acquires beneficial ownership of 15% or more of the Company's outstanding shares (thereby becoming an "Interested Shareholder"), the Interested Shareholder may not engage in a business combination with the Company for three years thereafter, subject to certain exceptions. Among the exceptions are (i) the Board's prior approval of such acquisition; (ii) the acquisition of at least 85% of the Company's shares (subject to certain exclusions) in the transaction in which such person becomes an Interested Shareholder; and (iii) the approval of such business combination by 66 2/3% of the outstanding stock not owned by the Interested Shareholder. The Company's shareholders may, by a vote of a majority of the outstanding shares, adopt an amendment to the By-laws or Certificate of Incorporation electing not to be governed by the Business Combination Statute. Such amendment would become effective twelve months after adoption and would not be subject to amendment by the Board and would not apply to a business combination with a person who became an Interested Shareholder prior to the adoption of such amendment.

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





THE FOREGOING IS A SUMMARY OF THE RELEVANT MATERIAL PROVISIONS OF THE BUSINESS COMBINATION STATUTE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE HERETO. THE TEXT OF THE BUSINESS COMBINATION STATUTE IS ATTACHED HERETO AS EXHIBIT B.

        While the proposed By-law could facilitate a business combination with a 15% or greater shareholder, whether or not the transaction was advantageous for shareholders, Mr. Wyser-Pratte believes that the adoption of this By-law is in the best interests of shareholders because the Business Combination Statute discourages offers to acquire the Company's shares; and Mr. Wyser-Pratte believes that the Company's Certificate of Incorporation and the Delaware "entire fairness" doctrine provides more than adequate protection of the interests of the other shareholders in a business combination with a controlling shareholder. If the shareholders adopt the proposed By-law, prospective bidders may be encouraged to make offers to acquire control of the Company, thereby benefiting shareholders such as Mr. Wyser-Pratte who wish to have the opportunity to consider offers to acquire a controlling interest in the Company.

        The Business Combination Statute discourages offers to acquire the Company's shares, in Mr. Wyser-Pratte's opinion, by creating obstacles to second-stage mergers in which successful offerors acquire the remainder of the Company's shares. The Business Combination Statute has this effect because it requires the offeror to win the votes of a two-thirds super-majority of the minority shareholders to approve a second-stage merger unless the offeror acquired at least 85% of the Company's shares (subject to certain exclusions) in the transaction in which the offeror became an Interested Shareholder or unless such transaction was approved by the Board of Directors.

        Mr. Wyser-Pratte believes that the Company's minority shareholders do not require the protection of the Business Combination Statute in a second-stage merger because Article Sixth of the Company's Certificate of Incorporation provides that an 80% super-majority vote would be required to approve any second-stage merger with "any corporation, person or entity that is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of any class or series of voting stock" of the Company (a "5% Holder"). As further protection to the minority shareholders, Article Sixth of the Company's Certificate of Incorporation also requires the affirmative vote or consent of a majority of all voting stock of the Company exclusive of all voting stock of the Company of which such 5% Holder is, directly or indirectly, a beneficial owner, in order to approve such transaction.

        Mr. Wyser-Pratte believes that the Company's minority stockholders also are protected in a second-stage merger because under Delaware law a second-stage merger with a controlling shareholder would have to satisfy the entire fairness test. This test requires the courts to conduct a comprehensive review of the fairness of such a transaction. Its scope has been described by the Delaware Supreme Court in Weinberger v. UOP, Inc., 457 A.2d 701, 711 (Del. 1983): "The concept of fairness has two basic aspects: fair dealing and fair price. The former embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and shareholders were obtained. The latter aspect of fairness relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company's stock."

        PROPOSAL TO REPEAL ANY BYLAWS ADOPTED BY THE BOARD OF DIRECTORS SINCE NOVEMBER 1, 1997

                             (ITEM 7 ON PROXY CARD)


        SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO REPEAL ANY BYLAWS ADOPTED BY THE BOARD OF DIRECTORS SINCE NOVEMBER 1, 1997:

        "RESOLVED, that any By-laws adopted by the board of directors since November 1, 1997 be, and they hereby are, repealed."

        The purpose of this proposal is to prevent the board from interfering with the implementation of the proposals being voted upon by the shareholders at this Annual Meeting. Mr. Wyser-Pratte, and other similarly situated shareholders and directors will benefit from the adoption of this proposal to the extent of the benefits, described above, that they will derive from the adoption of the other proposals being voted upon at this Annual Meeting.

        REQUIRED VOTE

        Under Section 13 of the Bylaws, the affirmative vote of a majority of the outstanding shares of Common Stock is required to adopt the amendments to the Bylaws being proposed by Mr. Wyser-Pratte. With respect to abstentions and broker non-votes, the shares will be considered present at the Annual Meeting, but since they are not affirmative votes for the By-law, they will have the same effect as votes against the proposals.

        PROPOSAL TO ADOPT A RESOLUTION RECOMMENDING TO THE BOARD THAT THE COMPANY REIMBURSE MR. WYSER-PRATTE'S EXPENSES IN CONNECTION WITH THIS PROXY SOLICITATION
                             (ITEM 8 ON PROXY CARD)

        SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO ADOPT A RESOLUTION RECOMMENDING TO THE BOARD THAT THE COMPANY REIMBURSE MR. WYSER-PRATTE'S EXPENSES IN CONNECTION WITH THIS PROXY SOLICITATION:

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




        "RESOLVED, that the shareholders recommend to the board that the Company reimburse all of Guy Wyser-Pratte's expenses (including any litigation expenses) in connection with the solicitation of proxies for this shareholders meeting."

        The purpose of the proposals being made by Mr. Wyser-Pratte at this Annual Meeting is to advance shareholder interests. Therefore, he believes that his expenses in connection with the proxy solicitation (including any litigation expenses) should be reimbursed. Mr. Wyser-Pratte estimates that his expenses incurred through ------, 1998 are $------- and that his total expenses will be $-------.

        One of the bylaws being proposed by Mr. Wyser-Pratte would require a unanimous board vote or shareholder approval for the board to spend any funds on a proxy contest with a shareholder unless the board agreed to reimburse the shareholder's expenses if any of the shareholder's proposals were approved by the holders of 10% of the shares. However, this proposal will not assist Mr. Wyser-Pratte in getting his expenses in the current proxy contest reimbursed, because this proposal will only operate prospectively.

        The proposed resolution is precatory and will not bind the board of directors. If the shareholders adopted this proposal, and the Board followed the shareholders' recommendation, Mr. Wyser-Pratte would benefit by having his expenses for this proxy contest reimbursed.

        Adoption of the proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at a meeting at which a quorum is present. A majority of the outstanding shares, present in person or represented by proxy, constitute a quorum.


        If the board does not reimburse Mr. Wyser-Pratte's expenses, he intends to seek a court order requiring the board to reimburse these expenses, because of the benefits conferred on the Company's shareholders.

        PROPOSAL TO ELECT GUY P. WYSER-PRATTE TO THE BOARD OF DIRECTORS

                             (ITEM 9 ON PROXY CARD)

        [Four] directors will be elected at the 1998 Annual Meeting to a three-year term ending at the 2001 Annual Meeting (or until their respective successors are duly elected and qualified). The [four] directors will be elected by a plurality of the votes cast.


        Guy P. Wyser-Pratte has been nominated as a director and is soliciting proxies to vote for his election. Under the Company's system of cumulative voting, mandated by the certificate of incorporation, each share will have [four] votes, which can be divided among the candidates or all cast for a single candidate. Mr. Wyser-Pratte is seeking proxies with cumulative voting instructions to cast four votes per share for Mr. Wyser-Pratte. If Mr. Wyser-Pratte received [four] votes per share from all shareholders voting for him, he could be elected by shareholders holding as little as 20% of the shares voted, plus one share.

        Mr. Wyser-Pratte believes that the board of directors should seek to maximize shareholder value through a sale of the Company. He also believes that the board's response to the UPR offer shows that the present board is not committed to that goal. Mr. Wyser-Pratte believes that his election to the board would improve the chances that the Company would enter into a value-maximizing transaction, although at least initially there would not be a majority of directors who share Mr. Wyser-Pratte's views. If he were elected, and the shareholders adopted the bylaw requiring a unanimous vote for Defensive Actions, Mr. Wyser-Pratte would cast his vote to prevent the board from taking Defensive Actions unless they were part of a strategy that he believed would maximize shareholder value. If the bylaw were not adopted, Mr. Wyser-Pratte believes that he could still be effective as a director by pressing the board to negotiate and give serious consideration to premium acquisition proposals. If Mr. Wyser-Pratte is elected to the Board, he would benefit to the extent that he was able to influence the Board to pursue the corporate goals which he favors and which are described in this Proxy Statement.

        Mr. Wyser-Pratte, 57, is President of WPC and Wyser-Pratte Management Co., Inc. He serves on the Board of Directors of Comsat Corporation, Maurel et Prom S.A., and the International Rescue Committee, a non-governmental international refugee organization. He also serves as a trustee of the U.S. Marine Corps University Foundation.

                          BACKGROUND AND RECENT EVENTS

A. TENDER OFFER

        On June 23, 1997, UPR through a wholly-owned subsidiary, Resources Newco, Inc., offered to purchase 50.1% of the outstanding common shares of Pennzoil for $84 in cash per share. In its Schedule 14D-1 ("Tender Offer Statement") filed with the SEC, UPR announced that the tender offer was the first part of a proposed two-step transaction to acquire Pennzoil. In the second step of the transaction, UPR proposed to exchange the remaining Pennzoil shares for shares of UPR common stock designed to have a value of $84 per share.

        On July 1, 1997, the Pennzoil Board of Directors filed a Schedule 14D-9 in which it urged its shareholders to reject the offer. The Board described the offer as "inadequate and not in the best interests of the company and its stockholders." The Board further stated that UPR's proposal "does not reflect the inherent value of Pennzoil" and that "continued pursuit of Pennzoil's strategic plan will produce greater value for Pennzoil shareholders than UPR's proposal."

        UPR's offer was scheduled to expire on July 21, 1997. On July 22, 1997, UPR announced that 61.5% of Pennzoil's outstanding shares had been tendered and that the

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offer would be extended until September 24, 1997. UPR later extended the offer until October 29, 1997.

        On October 7, 1997, UPR amended its original offer and proposed to purchase all of Pennzoil's shares (rather than 50.1% of the fully diluted shares) at a price of $84 per share in cash. UPR announced that if the revised offer were successful, UPR intended to effect a merger with Pennzoil in which each outstanding share not tendered in the offer would be converted to $84 in cash. The revised offer was scheduled to expire on November 5, 1997, but UPR later extended the revised offer until November 24, 1997.

        The Pennzoil Board rejected the amended offer on October 14, 1997, again characterizing the offer as "inadequate." The Board reaffirmed its faith in Pennzoil's strategic plan and reiterated its view that "the Company's and its stockholders' interests would be best served if the Company remains an independent company."

        On November 11, 1997, UPR announced that it would terminate the all-cash offer on November 17, 1997, unless Pennzoil entered into good faith negotiations with UPR and demonstrated that "the value of Pennzoil as a whole has not declined." In a press release, Jack L. Messman, Chairman and CEO of UPR, stated that because the value of Pennzoil's international oil and gas assets "appears to have eroded sharply" and because Pennzoil still refused to negotiate, "it is not in the best interests of our shareholders to continue to pursue our offer on an unsolicited basis for an indeterminate period."

        Within hours of UPR's announcement, Pennzoil issued a press release stating that it had "no plans to negotiate with UPR" and that UPR's disparaging statements about Pennzoil were "nothing more than sour grapes." Pennzoil restated its opinion that the UPR offer was inadequate and not in the stockholders' best interests. "Pennzoil believes that its own programs and projects will deliver greater value to Pennzoil shareholders than UPR's offer," the company said.

        On November 12, 1997, Mr. Wyser-Pratte issued a statement calling on the Pennzoil Board to negotiate with UPR and asking UPR to delay its November 17 deadline for Pennzoil to begin negotiating with UPR. Mr. Wyser-Pratte said: "We believe that this board is ignoring the clear wishes of its shareholders. Therefore, we have demanded from Pennzoil a copy of the shareholder list in order to communicate with shareholders regarding ways of persuading the board to negotiate with Union Pacific Resources."

        UPR terminated its offer on November 17, 1997.

B. LITIGATION

        In connection with the tender offer, UPR and Pennzoil have been engaged in a number of lawsuits in various jurisdictions. A summary of certain proceedings relating to these actions follows.

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        The Texas Litigation. On June 23, 1997, in U.S. District Court for the
Northern District of Texas, Fort Worth Division, UPR filed an action titled Union Pacific Resources Group Inc. et al. v. Pennzoil Co., Civil Action No. 497-CV-509-Y (the "Texas Litigation"). UPR asked the court to declare that the
Schedule 14D-1 which UPR had filed with the SEC complied with all applicable securities laws.

        This action was one of three lawsuits filed by UPR on the same day. In a press release issued on June 23, 1997, UPR stated that all three filings were part of its strategy to "ensure that Pennzoil's Board of Directors does not prevent Pennzoil shareholders from realizing the substantial premium value UPR is offering for Pennzoil shares."

        On June 25, 1997, UPR amended its complaint to allege that Pennzoil had violated securities laws by making public statements recommending against the tender offer without first filing a Schedule 14D-9 with the SEC. Several weeks later, after Pennzoil had filed its Schedule14D-9, UPR amended its complaint to allege that the Pennzoil 14D-9 contained false and misleading statements.

        On June 25, 1997, meanwhile, Pennzoil had filed a lawsuit in the U.S. District Court for the District of Delaware making similar allegations of securities law violations against UPR. Specifically, Pennzoil claimed that UPR's
Schedule 14D-1 contained false and misleading statements.

        On June 26, 1997, UPR asked the Texas federal district court to prohibit Pennzoil from prosecuting the Delaware lawsuit on the ground that both the Delaware and Texas actions involved the same subject matter and UPR had filed its lawsuit first. On June 27, 1997, Pennzoil responded to UPR's argument by asking the Texas court to dismiss the Texas Litigation in favor of Pennzoil's action in Delaware.

        On July 18, 1997, the Texas federal district court denied Pennzoil's motion to dismiss the Texas Litigation. The court ruled that because the two cases shared common subject matter and because UPR had filed its lawsuit first, the Texas proceeding had priority. The court partially granted UPR's motion for a preliminary injunction by prohibiting Pennzoil from pursuing its Delaware lawsuit or any similar litigation until the Texas action had been adjudicated.

        On September 15, 1997, UPR filed a motion for a preliminary injunction to compel Pennzoil to disclose the strategic plan upon which it had relied in rejecting the tender offer. Mr. Wyser-Pratte asked the court for permission to file an amicus curiae brief in support of UPR's motion. The court denied Mr. Wyser-Pratte's request. The publication, "Corporate Control Alert" reported in its December 1997 issue that: "On October 28, Judge Means [the trial court judge in that case] told four lawyers---two from each side---that he had `tentatively concluded,' based on the parties' filings, that Pennzoil had violated the Williams Act and would have to make additional disclosures." The case was mooted after UPR withdrew its offer on November 11.

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        On September 22, 1997, Pennzoil filed a lawsuit in the District Court of
Dallas County, Texas (the "Dallas County Action") against Smith Barney, Inc. ("Smith Barney"), UPR's financial advisor. Pennzoil claimed that Smith Barney had wrongly used privileged Pennzoil documents while providing financial advice to UPR, and it asked the court to enjoin Smith Barney from acting as UPR's financial advisor. Pennzoil asserted that Smith Barney's actions violated a confidentiality agreement between Pennzoil and UPR (the "Stipulation and Order" or "Stipulation") designed to facilitate discovery in the numerous lawsuits between the parties. The Stipulation provided that confidential documents would be provided only to each side's attorneys for the sole purpose of litigation, and that in no case were such documents to be provided to the parties themselves or to their business advisors. As UPR's advisor, Smith Barney had signed a separate agreement to be bound by the Stipulation. In the Dallas County Action, Pennzoil claimed that Smith Barney had improperly received highly confidential information relating, among other things, to Pennzoil's strategic plan.

        On October 2, 1997, the court in the Dallas County Action ruled that Pennzoil should file its claim against Smith Barney, if at all, in the context of the Texas Litigation.

        Pennzoil did so on October 14, 1997, filing an action in the Texas Litigation seeking a permanent injunction against the tender offer. Smith Barney was named as a third-party defendant. Expanding on the allegations made in the Dallas County Action, Pennzoil claimed that both UPR and Smith Barney had used confidential Pennzoil documents to draft UPR's revised tender offer, in direct violation of the Stipulation. "Under long-established principles of federal securities laws," Pennzoil argued, "UPR is barred from buying or selling Pennzoil stock so long as it possesses material inside information regarding Pennzoil." Pennzoil sought to prohibit both UPR from pursuing the tender offer and Smith Barney from trading in Pennzoil stock.

        The Delaware Chancery Court Litigation. On June 23, 1997, in the Court of Chancery of the State of Delaware in and for New Castle County, UPR filed an action captioned Union Pacific Resources Group Inc. et al. v. Pennzoil Co. et al., Civil Action No. 15755 NC (the "Delaware Chancery Court Litigation"). In this complaint, UPR asked the court to compel the Pennzoil Board to lift its anti-takeover defenses. UPR argued that these defenses, including a shareholder rights plan ("poison pill"), would unlawfully prevent Pennzoil shareholders from participating in the tender offer.

        Pennzoil filed an answer on June 27, 1997. On October 24, 1997, Pennzoil asked the court to declare that the Pennzoil Board's decisions not to lift the company's anti-takeover defenses in response to UPR's tender offer had been reasonable and had not constituted a breach of any duty under Delaware law.

        On October 28, 1997, in the context of a discovery dispute, the Delaware court refused to order Pennzoil to turn over documents sought by UPR on the ground that Smith Barney had already received confidential information on Pennzoil. According to a report published in the Wall Street Journal on October 30, 1997, the court ruled that

                                       34



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




Smith Barney could not act as both a litigation adviser and as a financial adviser to UPR. The court denied UPR's request for reconsideration of this ruling on November 5, 1997.

        The Louisiana Litigation. On June 23, 1997, in U.S. District Court for the Middle District of Louisiana, UPR filed an action styled Union Pacific Resources Group Inc. et al. v. Pennzoil Co. et al. (the "Louisiana Litigation"). UPR asked the court to declare that a Louisiana anti-takeover statute was unconstitutional, both on its face and as applied to the UPR offer.

        The Delaware Federal Court Litigation. On June 25, 1997, in the U.S. District Court for the District of Delaware, Pennzoil filed an action styled Pennzoil Co. v. Union Pacific Resources Group, Inc. et al., Civil Action No. 97-353 (the "Delaware Federal Court Litigation"), claiming that UPR's Schedule 14D-1 contained false and misleading statements. Pennzoil asked the court to prohibit UPR from making false and misleading statements, to direct UPR to correct the alleged misrepresentations, and to enjoin UPR from purchasing any Pennzoil stock until at least 30 days after such corrections were disseminated.

        On July 2, 1997, UPR filed an answer and moved to dismiss the case on several grounds, including that Pennzoil's claim was a compulsory counterclaim, if at all, in the Texas Litigation. The Texas Litigation had been filed two days before Pennzoil's action in Delaware federal district court and also involved alleged violations of the securities laws.

        On July 18, 1997, the court in the Texas Litigation ruled that because UPR had filed its lawsuit first, the Texas action had priority. Accordingly, the court prohibited Pennzoil from pursuing the Delaware Federal Court Litigation, or any other lawsuit involving similar issues, until the Texas Litigation had been adjudicated.

        The Class Action Lawsuits. In June and July of 1997, in Delaware Chancery Court, six Pennzoil shareholders filed separate class action lawsuits (the "Class Action Lawsuits") against Pennzoil and its Board of Directors. Each suit alleged that the Pennzoil Board had breached its fiduciary duties to shareholders by rejecting the UPR offer, and asked the court to direct the Board to cooperate with UPR while seeking to maximize value to shareholders.

        The Garfinkle Litigation. On October 21, 1997, in U.S. District Court for the Northern District of Texas, Fort Worth Division, two Pennzoil shareholders filed a lawsuit titled Garfinkle et al. v. Pennzoil Co., Civil Action No. 4-97-CV-882-A (the "Garfinkle Litigation"). The suit alleged, among other things, that the Schedule 14D-9 filed by Pennzoil in response to UPR's revised tender offer contained material misstatements and omissions. The complaint stated in part:

               The Revised Schedule 14D-9 states that the Pennzoil directors have concluded that the Revised Tender Offer "does not reflect the long-term values inherent" in Pennzoil. However, the Revised Schedule


                                   35



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               14D-9 fails to disclose the amount or range or [sic] such
               long-term values or when such values can be expected to be realized by Pennzoil stockholders, or if no quantification was made, the reason why.

               The Revised Schedule 14D-9 refers to the Pennzoil Board's consideration of presentations by Pennzoil management as to Pennzoil's "prospects for future growth, profitability and share price appreciation, as reflected in Pennzoil's strategic plan." However, the Revised Schedule 14D-9 fails to disclose meaningful detail regarding the supposed prospects for future growth, profitability, and share price appreciation, including the amount or range thereof and when such profitability and share price appreciation can be expected to be realized by Pennzoil stockholders.

        The plaintiffs asked the court to compel Pennzoil to amend its 14D-9 and to provide complete and accurate information.


                                       36



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                         CERTAIN INFORMATION CONCERNING
                                MR. WYSER-PRATTE
                             AND OTHER PARTICIPANTS
                               IN THE SOLICITATION


        Mr. Wyser-Pratte is President and Chief Executive Officer of Wyser-Pratte Management Company and WPC, which are principally engaged in money management and event arbitrage. The principal executive offices of WPC are located at 63 Wall Street, New York, New York 10005. Mr. Wyser-Pratte owns beneficially 451,500 shares of the Common Stock, representing approximately 0.95% of the 47,486,431 shares of Common Stock outstanding as of October 31, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. This includes shares owned directly by Mr. Wyser-Pratte and shares owned by investment partnerships and other managed accounts for which affiliates of WPC are the general partner or investment manager. Neither WPC nor Mr. Wyser-Pratte has any voting or investment power or authority with respect to shares of Common Stock held in such accounts. Both Mr. Wyser-Pratte and WPC disclaim beneficial ownership of such shares. Certain information about the directors and executive officers of WPC is set forth in
Schedule I attached hereto. Other than Mr. Wyser-Pratte, no other officer of WPC owns any shares of Common Stock.

        Except as set forth in this Proxy Statement or in the Appendices hereto, to the best knowledge of Mr. Wyser-Pratte, none of Mr. Wyser-Pratte, any of the persons participating in this solicitation on behalf of Mr. Wyser-Pratte, and any associate of any of the foregoing persons (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year or (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this Proxy Statement or in the Appendices hereto, to the best knowledge of Mr. Wyser-Pratte, none of Mr. Wyser-Pratte, any of the persons participating in this solicitation on behalf of Mr. Wyser-Pratte, and any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

                                       37



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                                  VOTING RIGHTS

        According the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1997, at October 31, 1997, 47,486,431 shares of Common Stock were outstanding and entitled to vote. Only holders of record as of the close of business on [_______________], 1998 will be entitled to vote at the Annual Meeting. Mr. Wyser-Pratte intends to vote all shares of Common Stock beneficially owned by him in favor of the proposals set forth herein.

                               GENERAL INFORMATION


        This Proxy Statement and the accompanying GOLD Proxy Card are first being made available to shareholders on or about ___________, 1998. Executed Proxies will be solicited by mail advertisement, telephone, telecopier and in person. Solicitation will be made by Mr. Wyser-Pratte and Eric Longmire, Senior Managing Director of WPC neither of whom will receive additional compensation for such solicitation. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. Mr. Wyser-Pratte has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. Mr. Wyser-Pratte will reimburse these record holders for their reasonable out-of-pocket expenses.

        In addition, Mr. Wyser-Pratte has retained the Proxy Solicitor to solicit proxies in connection with the Annual Meeting for which the Proxy Solicitor will be paid a fee of approximately $______ and will be reimbursed for its reasonable expenses. The Proxy Solicitor will employ approximately people in its efforts. Costs incidental to this solicitation include expenditures for printing, postage, legal and related expenses and are expected to be approximately ______. The total costs incurred to date in connection with this solicitation are not in excess of $______.

        If the Shareholder Rights By-law is adopted, or the Board adopts a change in policy or takes other action in response to this solicitation that increases shareholder value, Mr. Wyser-Pratte will ask the Board to have the Company reimburse him for costs and expenses incurred in connection with this proxy solicitation. Mr. Wyser-Pratte does not intend to request that its reimbursement request be submitted to a vote of stockholders.


                         OTHER MATTERS TO BE CONSIDERED
                              AT THE ANNUAL MEETING


        Except as set forth in the Proxy Statement, Mr. Wyser-Pratte is not aware of other matters to be considered at the Annual Meeting. However, if any other matters properly come before the Annual Meeting, Mr. Wyser-Pratte will vote his Common Stock and all proxies held by him in accordance with his best judgment with respect to such maters. Your attention is directed to the Company's 1998 Proxy Statement regarding the

                                       38



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



procedures for submitting proposals for consideration at the Company's 1999 Annual Meeting.

                 CERTAIN OTHER INFORMATION REGARDING THE COMPANY

        Shareholders are referred to the Company's 1998 Proxy Statement with respect to the compensation and remuneration paid and payable and other information related to the Company's officers and directors, beneficial ownership of the Company's securities.

                              VOTING OF PROXY CARDS

        Shares of Common Stock represented by properly executed GOLD PROXY CARDS will be voted at the Annual Meeting as marked, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, including all motions for an adjournment or postponement of Annual Meeting, unless otherwise indicated in the Proxy Statement.

        IF YOU WISH TO VOTE FOR THE PROPOSAL AND IN THE DISCRETION OF THE PERSONS NAMED AS PROXIES ON ALL MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE PROVIDED POSTAGE-PAID ENVELOPE.

                         REVOCABILITY OF SIGNED PROXIES


        A proxy executed by a holder of the Company's Common Stock may be revoked at any time before its exercise by sending a written revocation of such proxy, by submitting another proxy with a later date marked on it or by appearing in person at the Annual Meeting and voting. A written revocation must clearly state that the proxy to which it relates is no longer effective and must be executed and delivered prior to the time that the action authorized by the executed proxy is taken. The written revocation may be delivered either to Mr. Wyser-Pratte or the Secretary of the Company. Although a written revocation or later dated proxy delivered only to Pennzoil will be effective, Mr. Wyser-Pratte requests that a written revocation or subsequent proxy also be delivered to Mr. Wyser-Pratte so that he will be aware of such written revocation.


        THE RETURN OF A SIGNED AND DATED GOLD PROXY CARD WILL FULLY REVOKE ANY PREVIOUSLY DATED PROXY YOU MAY HAVE RETURNED. THE LATEST DATED PROXY IS THE ONE THAT COUNTS.

        YOUR VOTE IS IMPORTANT. IT WILL HELP DECIDE WHETHER THE SHAREHOLDERS WILL HAVE AN ADEQUATE VOICE IN THE AFFAIRS OF THE COMPANY. PLEASE MARK, SIGN AND DATE THE ENCLOSED GOLD PROXY CARD AND RETURN IT PROMPTLY IN THE PROVIDED POSTAGE-PAID ENVELOPE.

                                                   GUY P. WYSER-PRATTE

                                       39



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



        IF YOUR SHARES OF PENNZOIL COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A PROXY WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK

                                       40



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                                                                       EXHIBIT A

        Effective October 28, 1994, the Board of Directors of Pennzoil Company (the "Company") declared a dividend of one right to purchase preferred stock ("Right") for each outstanding share of the Company's Common Stock, par value $0.83 1/3 per share ("Common Stock"), to stockholders of record at the close of business on November 11, 1994. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $140 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of October 28, 1994 as it may from time to time be supplemented or amended (the "Rights Agreement") between the Company and Chemical Bank, as Rights Agent.

        Initially, the Rights will be attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Company's Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after November 11, 1994 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 28, 1999, unless earlier redeemed or exchanged by the Company as described below.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

        In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

        For example, at an exercise price of $140 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $280 worth of Common Stock (or other consideration, as noted above), based upon its then Current Market Price, for $140. Assuming that the Common Stock had a Current Market Price of $50 per share at such time, the holder of each valid Right would be entitled to purchase 5.6 shares of Common Stock for $140.

        In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events." The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the

Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

        At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

        At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

        Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

        A copy of the Rights Agreement, specifying the terms of the Rights, which includes as exhibits the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock, has been filed with the Securities and Exchange Commission as Exhibit 1 hereto. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

        The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company's Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Company's Board of Directors can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by the Board of Directors of the Company.

                                                                       EXHIBIT B

203 BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS.

(a) Notwithstanding any other provisions of this chapter, a corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:

        (1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

        (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

        (3) At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

(b) The restrictions contained in this section shall not apply if:

        (1) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section;

        (2) the corporation, by action of its board of directors, adopts an amendment to its bylaws within 90 days of the effective date of this section, expressly electing not to be governed by this section, which amendment shall not be further amended by the board of directors.

        (3) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by this section, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting stock that falls within any of the three categories set out in subsection (b)(4) hereof, and (ii) has not elected by a provision in its original certificate of incorporation or any amendment thereto to be governed by this section. In all other cases, an amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. A bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

        (4) the corporation does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on The NASDAQ Stock Market or (iii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

        (5) a stockholder becomes an interested stockholder inadvertently and
    (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time within the 3 year period immediately prior to a business combination between the corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership;

        (6) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not an interested stockholder during the previous 3 years or who became an interested stockholder with the approval of the corporation's board of directors or during the period described in paragraph (7) of this subsection (b); and
    (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested stockholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to section 251(f) of the chapter, no vote of the stockholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation shall give not less than 20 days notice to all interested stockholders prior to the consummation of any of the transactions described in clauses (x) or
    (y) of the second sentence of this paragraph; or

        (7) The business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in this section did not apply by reason of any paragraphs (1) through (4) of this subsection (b), provided, however, that this paragraph (7) shall not apply if, at the time such interested stockholder became an interested stockholder, the corporation's certificate of incorporation contained a provision authorized by the last sentence of this subsection (b).

        Notwithstanding paragraphs (1), (2), (3) and (4) of this subsection, a corporation may elect by a provision of its original certificate of incorporation or any amendment thereto to be governed by this section; provided that any such amendment to the certificate of incorporation shall not apply to restrict a business combination between the corporation and an interested stockholder of the corporation if the interested stockholder became such prior to the effective date of the amendment.

(c) As used in this section only, the term:

        (1) 'affiliate' means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

        (2) 'associate,' when used to indicate a relationship with any person, means (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock, (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

        (3) 'business combination,' when used in reference to any corporation and any interested stockholder of such corporation, means:

            (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (A) the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (a) of this section is not applicable to the surviving entity;

            (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

            (iii) any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of any stock of the corporation or of such subsidiary to the interested stockholder, except (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such, (B) pursuant to a merger under Section 251(g) of this title; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of such corporation subsequent to the time the interested stockholder became such, (D) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock, or (E) any issuance or transfer of stock by the corporation, provided however, that in no case under (C)-(E) above shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation;

            (iv) any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

                (v) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) above) provided by or through the corporation or any direct or indirect majority owned subsidiary.

        (4) 'control,' including the term 'controlling,' 'controlled by' and 'under common control with,' means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

        (5) 'interested stockholder' means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person;

    provided, however, that the term 'interested stockholder' shall not include
    (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested stockholder or (B) acquired said shares from a person described in (A) above by gift, inheritance or in a transaction in which no consideration was exchanged; or
    (y) any person whose ownership of shares in excess of the 15% limitation set forth herein in the result of action taken solely by the corporation provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of paragraph (8) of this subsection but shall not include any other unissued stock of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

        (6) 'person' means any individual, corporation, partnership, unincorporated association or other entity.

        (7) 'Stock' means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

        (8) 'Voting stock' means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

        (9) 'owner' including the terms 'own' and 'owned' when used with respect to any stock means a person that individually or with or through any of its affiliates or associates:

            (i) beneficially owns such stock, directly or indirectly; or

            (ii) has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding;

        provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

            (iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of clause (ii) of this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(d) No provision of a certificate of incorporation or bylaw shall require, for any vote of stockholders required by this section a greater vote of stockholders than that specified in this section.

(e) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all matters with respect to this section.

                                   SCHEDULE I

         INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF WPC
                     AND THEIR ADVISORS THAT MAY PARTICIPATE
                         IN THE SOLICITATION OF PROXIES

        The name, business address, and present principal occupation or employment of each of the directors and executive officers of WPC and its advisors and certain other employees and representatives of WPC that may participate in the solicitation of proxies are set forth below. Unless otherwise indicated, the principal business address of each director or executive officer of Wyser-Pratte & Co. is, 63 Wall Street, New York, NY 10005.

              PARTICIPANT DIRECTORS AND EXECUTIVE OFFICERS OF WPC.

                                              Present Office or Other
Name                                          Principal Occupation or Employment
----                                          ----------------------------------
Guy P. Wyser-Pratte                           President
Eric Longmire                                 Senior Managing Director

                                   SCHEDULE II

        The following sets forth the name, business address and the number of shares of Common Stock of the Company owned beneficially by the participants in this solicitation of proxies, or their associates. No shares are held of record but not beneficially by the participants or their associates.


                              Number of Shares of Common
           Name &              Stock Beneficially Owned
      Business Address           (December 29, 1997)       Percent of Common Stock
      ----------------           --------------------       -----------------------
Guy P. Wyser-Pratte
Wyser-Pratte & Co., Inc.
63 Wall Street
New York, New York 10005                451,500                      <1%


                                  SCHEDULE III

        The following tables set forth information with respect to all purchases and sales of Common Stock of the Company by Mr. Wyser-Pratte and his affiliates during the past two years. Except as set forth below, no participant in this solicitation has purchased or sold securities of the Company within the past two years.

---------------------------- ---------------------------------------
           DATE                  NO. OF SHARES PURCHASED/(SOLD)
---------------------------- ---------------------------------------
          6/23/97                             100
---------------------------- ---------------------------------------
          6/27/97                            13,000
---------------------------- ---------------------------------------
          6/30/97                            30,000
---------------------------- ---------------------------------------
          7/2/97                            107,000
---------------------------- ---------------------------------------
          7/8/97                            161,000
---------------------------- ---------------------------------------
          7/25/97                            8,300
---------------------------- ---------------------------------------
          7/28/97                            1,000
---------------------------- ---------------------------------------
          8/1/97                             8,550
---------------------------- ---------------------------------------
          8/7/97                             3,000
---------------------------- ---------------------------------------
          8/20/97                           112,900
---------------------------- ---------------------------------------
          8/29/97                            29,200
---------------------------- ---------------------------------------
          8/1/97                            (8,550)
---------------------------- ---------------------------------------
         10/06/97                           (13,000)
---------------------------- ---------------------------------------
         10/30/97                           (1,000)
---------------------------- ---------------------------------------

                                                                      Appendix 1


GOLD PROXY

                                PENNZOIL COMPANY
                    ANNUAL MEETING OF SHAREHOLDERS --            , 1998

                 THIS PROXY IS SOLICITED BY GUY P. WYSER-PRATTE
                IN OPPOSITION TO THE PENNZOIL BOARD OF DIRECTORS

        The undersigned shareholder of Pennzoil Company ("Pennzoil") hereby appoints _____, _____ and _____, each of them with full power of substitution, to vote all shares of Common Stock, par value $0.83-1/3 per share, of Pennzoil that the undersigned is entitled to vote if personally present at the 1998
Annual Meeting of Shareholders of Pennzoil to be held on           , 1998, and
at any adjournments or postponements thereof as indicated below and in the discretion of the proxies, to vote upon such other business as may properly come before the meeting, and any adjournment or postponement thereof. The undersigned hereby revokes any previous proxies with respect to matters covered by this Proxy.

          MR. WYSER-PRATTE RECOMMENDS A VOTE FOR PROPOSALS 1 THROUGH 9.


1. To amend the by-laws to set a time limit on the Board's use of the "Poison Pill" against certain offers unless shareholders approve such continued use.

    [ ]  FOR                    [ ]  AGAINST                [ ]  ABSTAIN

2. To amend the by-laws to require a unanimous vote of the directors to approve "defensive actions" by the board unless shareholders approve such actions.

    [ ]  FOR                    [ ]  AGAINST                [ ]  ABSTAIN

3. To amend the by-laws to allow the holders of 10% of the shares to call a special meeting of shareholders.


    [ ]  FOR                    [ ]  AGAINST                [ ]  ABSTAIN

4. To amend the by-laws to increase the ability of shareholders to make proposals and to nominate directors at shareholder meetings.

    [ ]  FOR                    [ ]  AGAINST                [ ]  ABSTAIN


5. To amend the by-laws to prevent the board from changing any of the by-laws adopted by the shareholders at this annual meeting.

    [ ]  FOR                    [ ]  AGAINST                [ ]  ABSTAIN


6. To amend the by-laws to elect not to be governed by the Business Combination Statute.

    [ ]  FOR                    [ ]  AGAINST                [ ]  ABSTAIN


7. To repeal any by-laws adopted by the board of directors since November 1, 1997.

    [ ]  FOR                    [ ]  AGAINST                [ ]  ABSTAIN


8. To adopt a resolution recommending to the board that the Company reimburse Mr. Wyser-Pratte's expenses in connection with this proxy solicitation.

    [ ]  FOR                    [ ]  AGAINST                [ ]  ABSTAIN


9. To elect Guy P. Wyser-Pratte to the board of directors.


    [ ] FOR nominee                    [ ] WITHHOLD AUTHORITY for nominee


THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER MARKED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO MARKING IS MADE, THIS PROXY WILL BE DEEMED TO BE A DIRECTION TO VOTE FOR PROPOSALS 1 THROUGH 9 AND IN THE DISCRETION OF THE PROXIES, TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF.


                                             -----------------------------------
                                             (Date)

                                             -----------------------------------
                                             (Signature)

                                             -----------------------------------
                                             (Title)

                                             -----------------------------------
                                             (Signature, if held jointly)

When shares are held by joint tenants, both should sign. When signing an attorney, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person. This Proxy votes all shares held in all capacities.

                    PLEASE MARK, SIGN, DATE AND MAIL PROMPTLY

                                    IMPORTANT


        Your proxy is important. No matter how many shares you own, please give Mr. Wyser-Pratte your proxy FOR approval of the his Proposals by:


        MARKING the enclosed GOLD Annual Meeting proxy card,

        SIGNING the enclosed GOLD Annual Meeting proxy card,

        DATING the enclosed GOLD Annual Meeting proxy card and

        MAILING the enclosed GOLD Annual Meeting proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).


        If you have already submitted a proxy to Pennzoil for the Annual Meeting, you may change your vote to a vote FOR Mr. Wyser-Pratte Proposals by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Pennzoil. Only your latest dated proxy for the Annual Meeting will count at such meeting.

If you have any question or require any addition information concerning this Proxy Statement or the proposals by Mr. Wyser-Pratte, please contact the Proxy Solicitor at the address and telephone number set forth below.


IF ANY OF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE GOLD ANNUAL MEETING PROXY CARD.